SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment __)*

Dana Incorporated

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

235825205
(CUSIP Number)

Jesse A. Lynn, Esq.

Chief Operating Officer

Icahn Capital LP

16690 Collins Avenue, PH-1
Sunny Isles Beach, FL 33160

(305) 422-4100

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 28, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /X/.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 235825205

1.       NAME OF REPORTING PERSON

Icahn Partners Master Fund LP

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) / /

(b) / /

3       SEC USE ONLY

4       SOURCE OF FUNDS

WC

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)   / /

6       CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7       SOLE VOTING POWER

5,936,147

8       SHARED VOTING POWER

0

9       SOLE DISPOSITIVE POWER

5,936,147

10       SHARED DISPOSITIVE POWER

0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,936,147

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.12%

14       TYPE OF REPORTING PERSON

PN

SCHEDULE 13D

CUSIP No. 235825205

1.       NAME OF REPORTING PERSON

Icahn Offshore LP

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) / /

(b) / /

3       SEC USE ONLY

4       SOURCE OF FUNDS

OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)   / /

6       CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7       SOLE VOTING POWER

0

8       SHARED VOTING POWER

5,936,147

9       SOLE DISPOSITIVE POWER

0

10       SHARED DISPOSITIVE POWER

5,936,147

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,936,147

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.12%

14       TYPE OF REPORTING PERSON

PN

SCHEDULE 13D

CUSIP No. 235825205

1.       NAME OF REPORTING PERSON

Icahn Partners LP

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) / /

(b) / /

3       SEC USE ONLY

4       SOURCE OF FUNDS

WC

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)   / /

6       CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7       SOLE VOTING POWER

8,350,358

8       SHARED VOTING POWER

0

9       SOLE DISPOSITIVE POWER

8,350,358

10       SHARED DISPOSITIVE POWER

0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,350,358

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.79%

14       TYPE OF REPORTING PERSON

PN

SCHEDULE 13D

CUSIP No. 235825205

1.       NAME OF REPORTING PERSON

Icahn Onshore LP

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) / /

(b) / /

3       SEC USE ONLY

4       SOURCE OF FUNDS

OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)   / /

6       CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7       SOLE VOTING POWER

0

8       SHARED VOTING POWER

8,350,358

9       SOLE DISPOSITIVE POWER

0

10       SHARED DISPOSITIVE POWER

8,350,358

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,350,358

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.79%

14       TYPE OF REPORTING PERSON

PN

SCHEDULE 13D

CUSIP No. 235825205

1.       NAME OF REPORTING PERSON

Icahn Capital LP

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) / /

(b) / /

3       SEC USE ONLY

4       SOURCE OF FUNDS

OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)   / /

6       CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7       SOLE VOTING POWER

0

8       SHARED VOTING POWER

14,286,505

9       SOLE DISPOSITIVE POWER

0

10       SHARED DISPOSITIVE POWER

14,286,505

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,286,505

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.91%

14       TYPE OF REPORTING PERSON

PN

SCHEDULE 13D

CUSIP No. 235825205

1.       NAME OF REPORTING PERSON

IPH GP LLC

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) / /

(b) / /

3       SEC USE ONLY

4       SOURCE OF FUNDS

OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)   / /

6       CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7       SOLE VOTING POWER

0

8       SHARED VOTING POWER

14,286,505

9       SOLE DISPOSITIVE POWER

0

10       SHARED DISPOSITIVE POWER

14,286,505

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,286,505

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.91%

14       TYPE OF REPORTING PERSON

OO

SCHEDULE 13D

CUSIP No. 235825205

1.       NAME OF REPORTING PERSON

Icahn Enterprises Holdings L.P.

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) / /

(b) / /

3       SEC USE ONLY

4       SOURCE OF FUNDS

OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)   / /

6       CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7       SOLE VOTING POWER

0

8       SHARED VOTING POWER

14,286,505

9       SOLE DISPOSITIVE POWER

0

10       SHARED DISPOSITIVE POWER

14,286,505

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,286,505

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.91%

14       TYPE OF REPORTING PERSON

PN

SCHEDULE 13D

CUSIP No. 235825205

1.       NAME OF REPORTING PERSON

Icahn Enterprises G.P. Inc.

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) / /

(b) / /

3       SEC USE ONLY

4       SOURCE OF FUNDS

OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)   / /

6       CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7       SOLE VOTING POWER

0

8       SHARED VOTING POWER

14,286,505

9       SOLE DISPOSITIVE POWER

0

10       SHARED DISPOSITIVE POWER

14,286,505

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,286,505

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.91%

14       TYPE OF REPORTING PERSON

CO

SCHEDULE 13D

CUSIP No. 235825205

1.       NAME OF REPORTING PERSON

Beckton Corp.

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) / /

(b) / /

3       SEC USE ONLY

4       SOURCE OF FUNDS

OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)   / /

6       CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7       SOLE VOTING POWER

0

8       SHARED VOTING POWER

14,286,505

9       SOLE DISPOSITIVE POWER

0

10       SHARED DISPOSITIVE POWER

14,286,505

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,286,505

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.91%

14       TYPE OF REPORTING PERSON

CO

SCHEDULE 13D

CUSIP No. 235825205

1       NAME OF REPORTING PERSON

Carl C. Icahn

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) / /

(b) / /

3       SEC USE ONLY

4       SOURCE OF FUNDS

OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)   / /

6       CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7       SOLE VOTING POWER

0

8       SHARED VOTING POWER

14,286,505

9       SOLE DISPOSITIVE POWER

0

10       SHARED DISPOSITIVE POWER

14,286,505

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,286,505

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.91%

14       TYPE OF REPORTING PERSON

IN

SCHEDULE 13D

This Schedule 13D and the information set forth herein reflects the required conversion of the disclosure of the Reporting Persons’ interests with respect to the Issuer from Schedule 13G to Schedule 13D, and this Schedule 13D and the information set forth herein supersedes all previous filings made by the Reporting Persons with respect to the Issuer on their previously filed Schedule 13G, including any amendments thereto.

Item 1. Security and Issuer

This statement relates to the shares of Common Stock, $0.01 par value (“Shares”), issued by Dana Incorporated (the “Issuer”). The address of the principal executive offices of the Issuer is 3939 Technology Drive, Maumee, Ohio 43537.

Item 2. Identity and Background

The persons filing this statement are Icahn Partners Master Fund LP (“Icahn Master”), Icahn Offshore LP (“Icahn Offshore”), Icahn Partners LP (“Icahn Partners”), Icahn Onshore LP (“Icahn Onshore”), Icahn Capital LP (“Icahn Capital”), IPH GP LLC (“IPH”), Icahn Enterprises Holdings L.P. (“Icahn Enterprises Holdings”), Icahn Enterprises G.P. Inc. (“Icahn Enterprises GP”), Beckton Corp. (“Beckton”), and Carl C. Icahn, a citizen of the United States of America (collectively, the "Reporting Persons").

The principal business address of each of (i) Icahn Offshore, Icahn Partners, Icahn Master, Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP and Beckton is 16690 Collins Avenue, PH-1, Sunny Isles Beach, FL 33160, and (ii) Mr. Icahn is c/o Icahn Associates Holding LLC, 16690 Collins Avenue, PH-1, Sunny Isles Beach, FL 33160.

Icahn Offshore is the general partner of Icahn Master. Icahn Onshore is the general partner of Icahn Partners. Icahn Capital is the general partner of each of Icahn Offshore and Icahn Onshore. Icahn Enterprises Holdings is the sole member of IPH, which is the general partner of Icahn Capital. Beckton is the sole stockholder of Icahn Enterprises GP, which is the general partner of Icahn Enterprises Holdings. Carl C. Icahn is the sole stockholder of each of Beckton. As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of the Reporting Persons. In addition, Mr. Icahn is the indirect holder of approximately 89.09% of the outstanding depositary units representing limited partnership interests in Icahn Enterprises L.P. (“Icahn Enterprises”). Icahn Enterprises GP is the general partner of Icahn Enterprises, which is the sole limited partner of Icahn Enterprises Holdings.

Each of Icahn Master and Icahn Partners is primarily engaged in the business of investing in securities. Icahn Offshore is primarily engaged in the business of serving as the general partner of Icahn Master. Icahn Onshore is primarily engaged in the business of serving as the general partner of Icahn Partners. Icahn Capital is primarily engaged in the business of serving as the general partner of each of Icahn Offshore and Icahn Onshore. IPH is primarily engaged in the business of serving as the general partner of Icahn Capital. Icahn Enterprises Holdings is primarily engaged in the business of holding direct or indirect interests in various operating businesses. Icahn Enterprises GP is primarily engaged in the business of serving as the general partner of each of Icahn Enterprises and Icahn Enterprises Holdings. Beckton is primarily engaged in the business of holding the capital stock of Icahn Enterprises GP.

Carl C. Icahn's present principal occupation or employment is serving as (i) Chief Executive Officer of Icahn Capital LP, a wholly owned subsidiary of Icahn Enterprises, through which Mr. Icahn manages various private investment funds, including Icahn Partners and Icahn Master, (ii) Chairman of the Board of Icahn Enterprises GP, the general partner of Icahn Enterprises, a Nasdaq listed diversified holding company engaged in a variety of businesses, including investment, energy, automotive, food packaging, real estate, home fashion and pharma, and (iii) Chairman of the Board and a director of Starfire Holding Corporation ("Starfire"), a holding company engaged in the business of investing in and/or holding securities of various entities, and as Chairman of the Board and a director of various of Starfire's subsidiaries.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Reporting Persons are set forth in Schedule A attached hereto.

None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 14,286,505 Shares, which were purchased by the Reporting Persons for an aggregate purchase price of approximately $299.3 million.

The source of funding for the Shares held by the Reporting Persons was the general working capital of the respective purchasers. Part of the purchase price of such Shares was obtained through margin borrowing.

Item 4. Purpose of Transaction

The Reporting Persons acquired their positions in the Shares in the belief that they were undervalued and represented an attractive investment opportunity. The Reporting Persons, among other things, have had, and intend to continue to have, discussions with representatives of the Issuer's management and board of directors relating to a variety of matters that the Reporting Persons believe will increase shareholder value, including, operational, financial, corporate governance, management, capitalization, accounting, strategic direction, and Share performance matters. The Reporting Persons have also engaged, and intend to continue to engage, in discussions with other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other third parties regarding a variety of matters relating to the Issuer and the Shares, including each of the operational, financial, corporate governance, management, capitalization, accounting, strategic direction and share performance matters noted herein. The Reporting Persons may also take other steps seeking to bring about changes to increase shareholder value.

On January 7, 2022, the Reporting Persons entered into a Nomination and Standstill

Agreement (the “Agreement") with the Issuer pursuant to which, among other things (x) the Issuer has agreed to include certain designees of the Reporting Persons on the Issuer’s slate of director nominees for election at the 2022 annual meeting of the Issuer’s shareholders and (y) the Reporting Persons have agreed not to take certain actions until such designees are no longer members of the Issuer’s board of directors and the Reporting Persons no longer have replacement rights with respect to such designees. The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of which is filed herewith as an exhibit and incorporated herein by reference.

The Reporting Persons may from time to time and at any time: (i) acquire additional Shares and/or other securities and/or instruments (including equity, debt or other securities or instruments) of the Issuer (or its affiliates) in the open market, in privately negotiated transactions, or otherwise; (ii) dispose of any or all of their Shares and/or other securities and/or instruments of the Issuer (or its affiliates) in the open market, in privately negotiated transactions, or otherwise; (iii) enter into swap and/or other derivative transactions with broker-dealers and/or financial institutions counterparties with respect to the securities of the Issuer (or its affiliates) which may be deemed to either increase or decrease the Reporting Persons economic exposure to the value of the Shares or other securities of the Issuer); and/or (iv) engage in any other hedging or similar transactions with respect to the Shares and/or other securities or instruments of the Issuer.

Other than as set forth above, the Reporting Persons do not have any plans or proposals as of the date of this filing which relate to or would result in any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 14,286,505 Shares, representing approximately 9.91% of the Issuer's outstanding Shares (based on the 144,234,140 Shares outstanding as of October 15, 2021, as disclosed by the Issuer in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2021).

(b) Icahn Master has sole voting power and sole dispositive power with regard to 5,936,147 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 8,350,358 Shares. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Master (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the “Act”) the Shares which Icahn Master directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

(c) The Reporting Persons have not effected any transactions with respect to Shares during the past sixty (60) days.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

The information set forth above in Item 4 regarding the Agreement is incorporated herein by reference.

The Reporting Persons may from time to time enter into one or more cash-settled equity swaps with broker-dealers or other financial institutions counterparties with respect to the Shares and/or other securities of the Issuer, with reference prices and maturity dates that vary depending upon the terms of each such cash-settled swap. After giving effect to such transactions, the Reporting Persons may be deemed to have either increased or decreased economic exposure to the Shares and/or other securities of the Issuer. The Reporting Persons do not have voting power or dispositive power with respect to the Shares or the other securities of the Issuer referenced in such cash settled swaps and disclaim beneficial ownership of the Shares or other securities to which such swaps relate.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

1	Joint Filing Agreement of the Reporting Persons.

2	Nomination and Standstill Agreement dated as of January 7, 2022 (incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer with the Securities and Exchange Commission on January 7, 2022).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2022

ICAHN PARTNERS MASTER FUND LP

ICAHN OFFSHORE LP

ICAHN PARTNERS LP

ICAHN ONSHORE LP

ICAHN CAPITAL LP

IPH GP LLC

By:	/s/ Irene March
	Name:	Irene March
	Title:	Executive Vice President

BECKTON CORP.

By:	/s/ Irene March
	Name:	Irene March
	Title:	Vice President

ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:	/s/ Ted Papapostolou
	Name:	Ted Papapostolou
	Title:	Chief Financial Officer

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Schedule 13D – Dana Incorporated]

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Shares of Dana Incorporated, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 7th day of January, 2022.

ICAHN PARTNERS MASTER FUND LP

ICAHN OFFSHORE LP

ICAHN PARTNERS LP

ICAHN ONSHORE LP

ICAHN CAPITAL LP

IPH GP LLC

By:	/s/ Irene March
	Name:	Irene March
	Title:	Executive Vice President

BECKTON CORP.

By:	/s/ Irene March
	Name:	Irene March
	Title:	Vice President

ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:	/s/ Ted Papapostolou
	Name:	Ted Papapostolou
	Title:	Chief Financial Officer

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Joint Filing Agreement to Schedule 13D – Dana Incorporated]

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

The following sets forth the name, position, and principal occupation of each director and executive officer of each of the Reporting Persons. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Holding LLC, 16690 Collins Avenue, PH-1, Sunny Isles Beach, FL 33160. To the best of the Reporting Persons’ knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Reporting Persons own any Shares.

ICAHN PARTNERS LP

ICAHN ONSHORE LP

ICAHN PARTNERS MASTER FUND LP

ICAHN OFFSHORE LP

ICAHN CAPITAL LP

IPH GP LLC

Name	Position
Icahn Offshore LP	General Partner
Carl C. Icahn	Chief Executive Officer
Jesse Lynn	Chief Operating Officer
Julie Price	Vice President Operations
Irene March	Executive Vice President; Chief Compliance Officer
Marat Muratov	Chief Financial Officer; Controller; Authorized Signatory
Gail Golden	Authorized Signatory

ICAHN ENTERPRISES HOLDINGS L.P.

Name	Position
Icahn Enterprises G.P. Inc.	General Partner

ICAHN ENTERPRISES G.P. INC.

Name	Position
Carl C. Icahn	Chairman
Brett Icahn	Director
Alvin B. Krongard	Director
Denise Barton	Director
Nancy Dunlap	Director
David Willetts	Director; Chief Executive Officer
Ted Papapostolou	Director; Chief Financial Officer; Principal Accounting Officer; Secretary
Steve A. Mongillo	Director
Michael Nevin	Director
Kevin McGinness	Director SEC Reporting
Craig Pettit	Vice President of Tax Administration

BECKTON CORP.

Name	Position
Carl C. Icahn	Chairman of the Board; President
Jordan Bleznick	Vice President/Taxes
Hunter Gary	Secretary
Jesse Lynn	Vice President
Irene March	Vice President
Rowella Asuncion-Gumabong	Vice President